82.


06016256

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO OMZ

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05063 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/23/06

082-05063

AR/S
12-31-05

OAO OMZ (Uralmash-Izhora Group)

International Financial Reporting Standards
Consolidated Financial Statements

31 December 2005



OMZ

Contents

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001
www.pwc.com

AUDITORS' REPORT

To the Shareholders of OAO OMZ (Uralmash-Izhora Group):

1 We have audited the accompanying consolidated balance sheet of OAO OMZ and its subsidiaries (the Group) as of 31 December 2005 and the related consolidated statements of income, of cash flow and of changes in shareholders' equity for the year then ended. These financial statements, as set out on pages 1 to 41, are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 Except as discussed in the following paragraph, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 IAS 24 requires that an entity shall disclose the name of its ultimate controlling party, if any. We were unable to satisfy ourselves whether there is an ultimate controlling party after the sale by a previous shareholder as set out in Note 7 and therefore whether such disclosure is required in the accompanying financial statements. Because of this matter we were unable to determine the sufficiency of the disclosures in Note 7 with respect to balances with related parties at 31 December 2005 and related party transactions subsequent to this sale of shares.

PRICEWATERHOUSECOOPERS

4 In our opinion, except for the potential effect on disclosures of the matter set out in the previous paragraph, as might have been determined to be necessary had we been able to satisfy ourselves whether there is an ultimate controlling party, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO PricewaterhouseCoopers Audit

27 April 2006
Moscow, Russian Federation

(in thousands of US dollars except for per share amounts)

	Note	December 31, 2005	December 31, 2004
ASSETS			
Current assets:			
Cash and cash equivalents	8	57,468	24,393
Trade and other receivables	9	323,009	443,236
Inventories	10	175,380	145,295
Other current financial assets	11	8,531	3,512
Total current assets		**564,388**	**616,436**
Non-current assets:			
Property, plant and equipment	12	177,372	201,298
Intangible assets	13	37,182	41,951
Negative goodwill		-	(22,379)
Deferred tax asset	27	13,719	7,071
Non-current financial assets	14	37,512	56,667
Non-current assets held for sale	15	1,632	-
Total non-current assets		**267,417**	**284,608**
Total assets		**831,805**	**901,044**
LIABILITIES			
Current liabilities:			
Trade and other payables	16	383,430	461,892
Short-term borrowings	17	117,943	122,045
Total current liabilities		**501,373**	**583,937**
Non-current liabilities:			
Long-term borrowings	17	103,448	97,438
Long-term taxes payable	18	7,613	10,447
Deferred tax liability	27	27,793	29,126
Other long-term liabilities	19	4,392	8,877
Total non-current liabilities		**143,246**	**145,888**
Total liabilities		**644,619**	**729,825**
EQUITY			
Equity and reserves attributable to the Company's equity holders:			
Share capital	20	404	419
Share premium	20	100,344	104,081
Treasury shares	20	(42,908)	(44,507)
Hedging reserve	20	1,301	812
Currency translation reserve		4,957	14,773
Retained earnings (deficit)		95,314	70,251
		159,412	**145,829**
Minority interest		27,774	25,390
Total equity		**187,186**	**171,219**
Total liabilities and equity		**831,805**	**901,044**

General Director
Lipsky S.V.
27 April 2006

Chief Financial Officer
Filatov S.N.

(in thousands of US dollars unless otherwise stated)

	Note	2005	2004		
		Continuing operations	Continuing operations	Discontinued operations	Entity
Sales		666,067	523,797	137,594	661,391
Cost of sales	22	(539,490)	(421,783)	(100,007)	(521,790)
Gross profit		**126,577**	**102,014**	**37,587**	**139,601**
Selling expenses	23	(22,648)	(21,158)	(2,613)	(23,771)
General and administrative expenses	24	(85,338)	(83,083)	(19,359)	(102,442)
Other operating income and expenses	25	19,115	13,651	301	13,952
Operating profit before negative goodwill		**37,706**	**11,424**	**15,916**	**27,340**
Negative goodwill	6	-	113,907	-	113,907
Operating profit		**37,706**	**125,331**	**15,916**	**141,247**
Finance income/(expense)-net	26	(35,213)	2,390	(16)	2,374
Profit before taxation and sale of discontinued operations		**2,493**	**127,721**	**15,900**	**143,621**
Income tax benefit (expense)	27	3,736	(12,724)	(7,219)	(19,943)
Profit for the year before loss from sale of discontinued operations		**6,229**	**114,997**	**8,681**	**123,678**
Loss from sale of discontinued operations	7	-	(53,975)	-	(53,975)
Profit for the year		**6,229**	**61,022**	**8,681**	**69,703**
Attributable to:					
Equity holders of the Company		2,383	59,116	4,398	63,514
Minority interest		3,846	1,906	4,283	6,189
		6,229	**61,022**	**8,681**	**69,703**
Earnings per share attributable to the equity holders of the Company (in US dollars)					
- basic	30	0.08	1.85	0.14	1.99
- diluted	30	0.08	1.82	0.13	1.95

(in thousands of US dollars unless otherwise stated)

	Note	2005	2004		
		Continuing operations	Continuing operations	Discontinued operations	Entity
Cash flows from operating activities					
Profit before taxation and sale of discontinued operations		2,493	127,721	15,900	143,621
Adjustments for:					
Depreciation and amortization	22,24	25,095	17,713	5,544	23,257
Change in provisions for impairment and other provisions	25	(7,187)	25,070	(572)	24,498
Gain on sale of non-core business units	25	(934)	(21,352)	(12)	(21,364)
Negative goodwill, recognized in profit	6	-	(113,907)	-	(113,907)
Gain from disposal of property, plant and equipment	25	(9,026)	(6,831)	(263)	(7,094)
Gain on release from government financing and tax penalties	25	(6,500)	(9,613)	159	(9,454)
Write-off of accounts receivable		3,321	-	-	-
Net finance cost adjusted for foreign exchange differences	26	27,420	19,377	1,311	20,688
Loss from equity accounted investments			-	(161)	(161)
Unrealised foreign exchange effect on non-operating items		2,721	(9,806)	(1,004)	(10,810)
Operating cash flows before working capital changes		**37,403**	**28,372**	**20,902**	**49,274**
Decrease (increase) in accounts receivable and prepayments		77,305	(90,387)	(32,919)	(123,306)
Decrease (increase) in inventories		(35,176)	16,832	(21,446)	(4,614)
Increase (decrease) in trade and other accounts payable		(28,345)	62,717	16,701	79,418
Cash provided from (used in) operations		**51,187**	**17,534**	**(16,762)**	**772**
Income taxes paid		(1,521)	(1,082)	(3,171)	(4,253)
Net cash provided from (used in) operating activities		**49,666**	**16,452**	**(19,933)**	**(3,481)**
Cash flows from investing activities:					
Proceeds from sale of non-core business units, including discontinued operations	25	21,360	58,946	4,876	63,822
Cash of discontinued operations at the date of disposal		-	-	(17,125)	(17,125)
Purchases of property, plant and equipment, intangibles		(9,305)	(6,840)	(4,667)	(11,507)
Proceeds from the sale of property, plant and equipment, intangibles and development costs		18,530	7,453	396	7,849
Net sale/(purchases) of financial assets		11,701	(6,039)	(337)	(6,376)
Business combinations	6	(19,990)	5,819	-	5,819
Net change in deposits		-	4,744	1,759	6,503
Interest received		750	2,477	201	2,678
Net proceeds from loans issued		7	9,567	-	9,567
Net cash provided from (used in) investing activities		**23,053**	**76,127**	**(14,897)**	**61,230**
Cash flows from financing activities:					
Proceeds from borrowings		508,650	144,043	33,182	177,225
Repayment of borrowings		(511,069)	(149,769)	(12,392)	(162,161)
Repayment of long-term taxes payable		(4,545)	(5,324)	(688)	(6,012)
Purchase of treasury shares	20	-	(42,500)	-	(42,500)
Interest paid		(28,811)	(26,996)	(1,513)	(28,509)
Dividends paid		-	(1)	-	(1)
Net cash (used in) provided from financing activities		**(35,775)**	**(80,547)**	**18,589**	**(61,958)**
Effect of exchange rate changes		(3,869)	4,312	229	4,541
Net increase (decrease) in cash and cash equivalents		**33,075**	**16,344**	**(16,012)**	**332**
Cash and cash equivalents at the beginning of the period		24,393	8,0 49	16,012	24,061
Cash and cash equivalents at the end of the period	**8**	**57,468**	**24,393**	**-**	**24,393**

(in thousands of US dollars unless otherwise stated)

	Note	Attributable to shareholders						Minority interest	Total equity
		Share capital	Share premium	Treasury shares	Hedging reserve	Currency translation reserve	Retained earnings		
Balance at 31 December 2003		**394**	**96,487**	**(33)**	**-**	**3,137**	**5,299**	**64,738**	**170,022**
Currency translation difference		25	5,932	(2,079)	-	14,397	1,439	(2,174)	17,540
Net income/(expense) recognised directly in equity		25	5,932	(2,079)	-	14,397	1,439	(2,174)	17,540
Profit for the year		-	-	-	-	-	63,514	6,189	69,703
Total recognised income		25	5,932	(2,079)	-	14,397	64,953	4,015	87,243
Employees share option scheme:	20								
- proceeds from sale of treasury shares		-	-	105	-	-	-	-	105
Additional issue of shares		-	1,662	-	-	-	-	-	1,662
Purchase of treasury shares	7	-	-	(42,500)	-	-	-	-	(42,500)
Acquisition of additional shares in subsidiaries	6	-	-	-	-	-	-	(1,199)	(1,199)
Dividends declared		-	-	-	-	-	(1)	-	(1)
Disposal of non-core businesses, including discontinued operations	7,25	-	-	-	-	(2,761)	-	(42,164)	(44,925)
Cash flow hedges, net of tax	20	-	-	-	812	-	-	-	812
Balance at 31 December 2004		**419**	**104,081**	**(44,507)**	**812**	**14,773**	**70,251**	**25,390**	**171,219**
Derecognition of negative goodwill		-	-	-	-	-	22,379	-	**22,379**
Adjusted balance at 1 January 2005		**419**	**104,081**	**(44,507)**	**812**	**14,773**	**92,630**	**25,390**	**193,598**
Currency translation difference		(15)	(3,737)	1,599	(29)	(9,793)	302	(975)	(12,648)
Net income/(expense) recognised directly in equity		(15)	(3,737)	1,599	(29)	(9,793)	302	(975)	(12,648)
Profit for the year		-	-	-	-	-	2,383	3,846	6,229
Total recognised income		(15)	(3,737)	1,599	(29)	(9,793)	2,685	2,871	(6,419)
Dividends declared		-	-	-	-	-	(1)	-	(1)
Disposal of non-core businesses	25	-	-	-	-	(23)	-	(487)	(510)
Cash flow hedges, net of tax	20	-	-	-	518	-	-	-	518
Balance at 31 December 2005		**404**	**100,344**	**(42,908)**	**1,301**	**4,957**	**95,314**	**27,774**	**187,186**

(in thousands of US dollars unless otherwise stated)

1. The OMZ Group and its operations

OAO OMZ and its subsidiaries ("OMZ" or "the Group") operate in four business segments comprising nuclear power plant equipment, speciality steels, machinery equipment manufacturing and mining equipment. The Group's manufacturing facilities are primarily based in Russia and the Czech Republic. The parent company, OAO OMZ ("the Company") was incorporated as an open joint stock company in Ekaterinburg, Russian Federation in 1996. OMZ's principal subsidiaries are disclosed in note 31. These are incorporated under the Laws of the Russian Federation and the Czech Republic.

The company's registered address is:

Pl. Pervoi Pyatiletki,
Ekaterinburg
Russian Federation

During 2005 the Group average number of employees was approximately 18,288. (during 2004: 20,376).

2. Financial position

Over the past two years the Group had positive operating cash flows from continuing operations and a positive working capital position. Based on these facts management believes that the Group has a stable financial position and will be able to continue to secure necessary short-term and long-term financing for its operational and investing cash flow requirements.

3. Basis of presentation of the financial statements

The consolidated financial statements of OMZ Group have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention as modified by the revaluation of available-for-sale investments.

The Group companies maintain their accounting records in the respective currency and prepare their statutory financial statements in accordance with local regulations of accounting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS.

Adoption of new or revised standards and interpretations

In 2005, the group adopted the standards below, which are relevant to its operations.

IFRS 5 (issued 2005) Non-current Assets Held for Sale and Discontinued Operations.
IAS 17 (revised 2003) Leases.
IAS 28 (revised 2003) Investments in Associates.
IAS 40 (revised 2003) Investment Property
IFRIC 1 (issued 2004) Changes in Existing Decommissioning, Restoration and Similar Liabilities.
IFRIC 2 (issued 2004) Members' Shares in Co-operative Entities and Similar Instruments.

- IFRS 5: The Group applies IFRS 5 prospectively in accordance with its transitional provisions to non-current assets (or disposal groups) that meet the criteria to be classified as 'held for sale' and operations that meet the criteria to be classified as 'discontinued' after 1 January 2005. The Group's accounting policies now describe assets 'held for sale' as those that will be recovered principally through a sale transaction rather than through continuing use. Subject to certain exceptions, for example for financial assets, assets or disposal groups that are classified as 'held for sale' are now measured at the lower of carrying amount and fair value less costs to sell. Such assets cease to be depreciated and are presented separately on the face of the balance sheet. IFRS 5 resulted in reclassification of assets disclosed in Note 15 into the 'held for sale' category in the balance sheet.
- IAS 17, 28, 40, IFRIC 1, IFRIC 2 had no material effect on the Group's policies.

In 2004, the Group adopted IFRS 3 (revised 2004). The Group applies the transitional rules of IFRS 3 "Business combinations" in respect of goodwill and negative goodwill arising from business combinations for which the agreement date was before 31 March 2004. Negative goodwill that existed at 1 January 2005 was offset against retained earnings on that date.

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statement (continued)

In 2004, the Group early adopted the standards below, which are relevant to its operations.

IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 33 (revised 2003) Earnings per Share
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets

The early adoption of IAS 2, 8, 10, 16, 21, 24, 27, 33 and 38 did not result in substantial changes to the Group's accounting policies. In summary:

- IAS 2, 8, 10, 16, 27 and 33 had no material effect on the Group's policies.
- IAS 21 (revised 2003) had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- IAS 24 (revised 2003) has affected the identification of related parties and some other related party disclosures.
- The Group has reassessed the useful life of its intangible assets in accordance with the provision of IAS 38. No adjustment resulted from this reassessment.

The adoption of IAS 36 (revised 2004) resulted in a change in the accounting policy for goodwill. Until adoption of these standards, goodwill was assessed for an indication of impairment at each balance sheet date. From 1 April 2004, goodwill is tested annually for impairment, as well as when there is an indication of impairment.

IAS 1 (revised 2003), IAS 32 (revised 2003), IAS 39 (revised 2003) and IFRS 2 were early adopted in 2003 already.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

New accounting pronouncements

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods and which the entity has not early adopted:

IAS 39 (Amendment) – The Fair Value Option. IAS 39 (as revised in 2003) permitted entities to designate irrevocably on initial recognition practically any financial instrument as one to be measured at fair value with gains and losses recognised in profit or loss ('fair value through profit or loss'). The amendment changes the definition of financial instruments 'at fair value through profit or loss' and restricts the ability to designate financial instruments as part of this category. The Group's policy is not to voluntarily designate assets and liabilities as at fair value through profit or loss.

IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

IAS 39 (Amendment) – Financial Guarantee Contracts. Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting.

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures. The IFRS introduces new disclosures to improve the information about financial instruments. Specifically, it requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk including sensitivity analysis to market risk.

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statement (continued)

It replaces some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its financial statements.

IAS 19 (Amendment) - Employee Benefits. The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment defined benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.

IFRS 6 Exploration for and Evaluation of Mineral Resources. IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

IFRIC 4 Determining whether an Arrangement contains a Lease. IFRIC 4 requires that determining whether an arrangement is, or contains, a lease be based on the substance of the arrangement. It requires an assessment of whether (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

IFRIC 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment. The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37.

IFRIC 7 Applying the Restatement Approach under IAS 29. The Interpretation clarifies application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29.

IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006, that is from 1 January 2007). The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

IAS 21 (Amendment) - Net Investment in a Foreign Operation (effective from 1 January 2006). This amendment requires foreign exchange gains and losses on quasi-equity intercompany loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognised in consolidated profit or loss. It also extends the definition of 'net investment in a foreign operation' to include loans between sister companies.

IFRS 1 (Amendment) - First-time Adoption of International Financial Reporting Standards and IFRS 6 Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). This minor amendment to IFRS 1 clarifies that the IFRS 6 comparative information exemption applies to the recognition and measurement requirements of IFRS 6, as well as the disclosure requirements.

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). The Interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 *Financial Instruments: Recognition and Measurement*. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Interpretation shall be applied retrospectively.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Group's financial statements.

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statement (continued)

Presentation of continuing operations and "Entity"

During 2004 the Group sold a substantial part of its operations – the oil and gas equipment and shipbuilding business segments – to certain members of management. In order to provide more meaningful information in the financial statements, the income statement for 2004 is presented as continuing and discontinued operations, the latter representing the results of the segments sold to the date of their disposal. The "Entity" column represents the results of the Group as a whole, including continuing and discontinued operations up to the date of the sale.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). For most of the Group's entities the functional currency is the Russian Rouble, except for those entities operating in the Czech Republic for which the functional currency is the Czech Koruna. As management considers that the US dollar is a more convenient currency for users of these consolidated financial statements, these consolidated financial statements are presented in US dollars - the Group's presentation currency.

Monetary assets and liabilities held by Group entities and denominated in foreign currencies at 31 December 2005 are translated into the functional currency at the exchange rate prevailing at that date. Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognised in the income statement.

The results and financial position of those Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities in each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses in each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a currency translation reserve in equity.

At 31 December 2005, the official rates of exchange, as determined by the Central Bank of the Russian Federation, were US dollar (US$) 1=RR 28.78 (December 31, 2004 USD1=RR 27.75) and Czech Koruna (CZK) 1=RR 1.18. (December 31, 2004 CZK1=RR 1.24). Exchange restrictions and currency controls exist relating to converting the RR into other currencies. The RR is not freely convertible in most countries outside of the Russian Federation.

Accounting for the effects of hyperinflation

Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Critical accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make prudent estimates and assumptions that affect the reported results and financial position. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Long-term contracts
Estimates have been made with respect to the recognition of revenue and gross margin on construction contracts including the expected "costs to complete" on such contacts. If the actual gross margins on the Group's contracts are

(in thousands of US dollars unless otherwise stated)

3. Basis of presentation of the financial statement (continued)

Critical accounting estimates and judgments (continued)

10% lower than management's estimates at 31 December 2005, the Group would need to reduce the carrying value of receivables recognised using the percentage-of-completion method (notes 4.14 and 21) by US$ 1,084 with a corresponding effect on operating profit.

(ii) Impairment
The Group tests annually whether property, plant and equipment and goodwill have suffered any impairment in accordance with the accounting policy (note 4.7). If the estimated gross margin, which impacts the assumptions of future cash flows, at 31 December 2005 had been 10% lower than management's estimates the Group would not need to reduce the carrying value of property, plant and equipment, goodwill and other intangibles assets.

Impairment of available for-sale equity investments. The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates among other factors, the volatility in share price. In addition, impairment may be appropriate when there is evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operating or financing cash flows.

(iii) Deferred taxation
With respect to deferred taxes, management has assumed that US$ 15,204 of tax losses will be utilised in the future, the effect of which is to reduce the deferred tax liability recorded at 31 December 2005 by US$ 3,649. Should these tax losses not be used, the deferred tax liability would be increased by this amount with a corresponding impact on the tax charge for the year. Tax benefits expire in 2009 (US$ 2,534) and 2015 (US$ 1,115).

(iv)Accounting for disposal of Power Machines shares
In 2004 the Company disposed of its shares in OAO Power Machines, effectively, through an exchange of shares of OMZ, which are now classified as treasury shares. In so doing, the Company assumed that the fair value of the shares in OAO Power Machines at the time of disposal was not materially different from the purchase price it had paid approximately three months earlier after a period of extended negotiations. In making this judgement management concluded that the quoted share price of OAO Power Machines at the date of the disposal was not a reliable measure of their fair value for accounting for this transaction given that the packet of shares owned by OMZ was significantly greater than the typically traded volumes of OAO Power Machines shares. Had OMZ measured the transaction at the stock market price of OAO Power Machines shares at the date of the disposal there would have been a loss on disposal of the shares of approximately US$ 4 million recorded in the income statement (continuing operations) and a corresponding reduction in the value of the Treasury shares balance within equity.

Other areas where judgements have been made include provisions for trade and other receivables (note 9) and provisions for inventory (note 10).

4. Significant accounting policies

4.1 Group accounting

Subsidiary undertakings

Subsidiary undertakings, defined as those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interest at the balance sheet date represents the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Any excess of the amount paid to the minority in excess of the book value of the minority interest acquired is added to goodwill.

4. Significant accounting policies (continued)

4.2 Investments (continued)

Associated undertakings

Associates are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Investments in associated undertakings are accounted for by the equity method of accounting. The associates are initially recognised at cost and the Group's share of post-acquisition profit or loss is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in its reserves. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes goodwill on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

4.2 Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are classified as current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Current loans and receivables are included in trade and other receivables (note 9) and non-current loans and receivables included in non-current financial assets (note 14).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

4. Significant accounting policies (continued)

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

4.3 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks with a maturity at the date of recognition of less than three months, which are considered by the Group at the time of deposit to have a minimal risk of default.

4.4 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

4.5 Value added tax

Value added tax ("VAT") related to sales is payable to the tax authorities upon the collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. VAT paid on advances received is presented in the balance sheet as current assets. VAT on advances received is reclaimable against the related sales VAT upon delivery of goods or services. Where provision has been made for impairment of receivables, an impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

4.6 Inventories

Inventories are recorded at the lower of cost and net realisable value. The cost of inventory is determined on the first-in-first-out basis. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

4.7 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost. At each reporting date the management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

Depreciation is calculated on the restated amounts of property, plant and equipment on a straight-line basis. The depreciation periods, which approximate to the estimated useful economic lives of the respective assets, are as follows:

	Number of years
Buildings	up to 50
Constructions	up to 25
Plant and machinery	up to15
Other	up to 5

Land and assets under construction are not depreciated.

(in thousands of US dollars unless otherwise stated)

4. Significant accounting policies (continued)

4.7 Property, plant and equipment (continued)

Repairs and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the net book values of the replaced assets are written off. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of income as incurred.

Interest expense on borrowings to finance the construction and purchase of property, plant and equipment is not capitalised.

4.8 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on the acquisition of subsidiary undertakings is included in intangible assets. Goodwill on the acquisition of associated undertakings is included in investments in associated undertakings. The gain or loss on disposal of an entity includes the balance of goodwill relating to the disposed entity.

Goodwill is carried at cost less accumulated impairment losses. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The Group applies the transitional rules of IFRS 3 "Business combinations" in respect of goodwill and negative goodwill arising from business combinations for which the agreement date was before 31 March 2004. Consequently, beginning 1 January 2005, previously recognized goodwill will no longer be amortized; previously recognized negative goodwill will be derecognised, with a corresponding adjustment to the opening balance of retained earnings.

Trademarks

Trademarks are shown at historical cost. Trademarks have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives (50 years).

Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as an intangible asset if, and only if, it is technically feasible to complete the project, there is an intention to complete the project, it is probable that the future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. The amortisation periods adopted do not exceed ten years.

Other intangible assets

Expenditure on acquired patents and licences is capitalised and amortised using the straight-line method over their useful lives, which do not exceed 20 years. The useful lives of other intangible assets do not exceed 15 years.

Impairment of other intangible assets

Where an indication of impairment exists, the carrying amount of other intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount, which is the higher of net selling price and value in use.

4.9 Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Until 1 January 2005, for business combinations before 31 March 2004, to the extent that negative goodwill related to expectations of future losses and expenses that were identified in the Group's plan for the acquisition and could be

(in thousands of US dollars unless otherwise stated)

4. Significant accounting policies (continued)

4.9 Negative goodwill (continued)

measured reliably, but which did not represent identifiable liabilities, that portion of negative goodwill was recognised in the income statement when the future losses and expenses were recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets was recognised in the income statement immediately.

Beginning 1 January 2005, previously recognized negative goodwill was derecognised, with a corresponding adjustment to the opening balance of retained earnings. The impact on opening retained earnings at 1 January 2005 was US$ 22,379.

Negative goodwill arising from business combinations after 31 March 2004 is recognized in the income statement immediately.

4.10 Borrowings

Borrowings are recognised initially at cost, which is the fair value of the proceeds received (determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price), net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings. Borrowing costs are expensed as incurred.

4.11 Deferred income taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

4.12 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

4.13 Equity

Share capital

Ordinary shares and non-redeemable preferred shares with cumulative dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as a share premium.

Treasury shares

Where the Company or its subsidiaries purchase the Company's equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in equity. Treasury shares are stated at cost.

4. Significant accounting policies (continued)

4.13 Equity (continued)

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

4.14 Construction contracts

Construction contracts generally include long-term contracts to manufacture design-build equipment, including nuclear power plant equipment, continuous casting machines and handling machinery.

Contract costs are recognised when incurred. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are probable of recovery. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The Group uses the "percentage of completion method" to determine the appropriate amount of revenues to recognise in a given period. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract.

Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion. They are presented as inventories, prepayments or other assets, depending on their nature.

The Group presents as an asset the gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings. Progress billings not yet paid by customers are included within trade and other receivables.

The Group presents as a liability the gross amount due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

4.15 Revenue recognition

Sales under contracts other than construction contracts are normally recognised when goods are shipped and the buyer accepts delivery. In this case revenue from sales of goods and services are recognised for the contract as a whole when the services are performed; payments received for the goods are recognised until then as deferred income.

Sales are shown net of VAT and discounts, and after eliminating sales within the Group.

Sales are measured at the fair value of the consideration received or receivable. When the fair value of consideration received cannot be measured reliably, sales are measured at the fair value of the goods or services given up.

4.16 Employee benefits

Social costs

The Group incurs employee costs related to the provision of benefits such as health services and kindergarten services. These amounts principally represent an implicit cost of employing production workers and, accordingly, have been charged to cost of sales.

Pension costs

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

4. Significant accounting policies (continued)

4.16 Employee benefits (continued)

Discretionary pensions and other post-employment benefits are included in labour costs in the income statement of operations; however, separate disclosures are not provided, as these costs are not material.

4.17 Derivative financial instruments and hedging activities

The Group enters into financial derivative contracts solely for the purpose of hedging future cash flows. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

5. Segment information

Primary reporting format – business segments

The Group's continuing operations are organised into four main business segments:

Equipment for nuclear power plants segment (NPPEQ) production is based at Izhorskiye Zavody (Russia) and ŠKODA JS a.s. (Czech Republic) and produces three major types of equipment for the nuclear power industry:

- primary circuit equipment for nuclear power plants. A standard set of primary circuit equipment produced by the Company comprises a reactor vessel, in-vessel components, and a cover with extending pipes.
- spent nuclear fuel containers for nuclear power blocks. The Company manufactures containers for storage and transportation of spent nuclear fuel from pressurized water reactors and scientific nuclear reactors.
- a wide range of spare parts.

In addition, the segment provides services for the installation of nuclear power plant equipment and project management of long-term contracts for the construction of nuclear power plants.

Specialty steel segment (STEEL) produces 150 specialty steel grades and a variety of castings and forgings. The Group produces high-strength structural grades, corrosion-resistant, radiation-resistant, heat-resistant, cold-resistant, non-magnetic and high-alloyed grades of steel. Standard types of casting, forging, and moulding production include retaining rings for power generating equipment, chill mould blanks, bearing ring blanks, column equipment, ship spindles, mill rolls, tank courses, as well as similar custom-made metal products. A significant part of the basic metal production is used internally as an input for the machinery equipment manufacturing segment and equipment for nuclear power plants.

Specialty steels are manufactured primarily at OMZ-Specstal (Russia), ŠKODA HUTE s.r.o., ŠKODA KOVARNY s.r.o. (Czech Republic) and Uralmash Specstal (Russia).

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Machinery equipment manufacturing segment (MMEQ) produces machinery equipment based on OMZ's proprietary engineering and the production of equipment based on third party engineering, for various industries, including oil and gas, mining and metallurgical equipment.

In 2005 the main production sites of the machinery equipment manufacturing segment are Uralmash and Izhorskiye Zavody (Russia).

Mining equipment segment (MINEQ) specializes in engineering and marketing of three major types of mining equipment: excavators (electric mining excavators and walking draglines), crushing equipment, and rock-drilling machines.

Since 2005 production of Mining equipment (Kartex), which was a part of MMEQ in 2004 was transferred to MINEQ segment. Also production of mill rollers was excluded from MMEQ segment and included in Specialty steel segment. The necessary restatements were made to the 2004 segment presentation figures.

2004	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total continuing operations
Total sales	-	21,175	(63,966)	1,397	-	41,394	-
Less intersegment sales	-	-	41,394	-	-	(41,394)	-
External sales	-	21,175	(22,572)	1,397	-	-	-
Gross margin	-	2,398	(7,081)	4,683	-	-	-
Segment result	-	884	(3,596)	2,712	-	-	-
Profit (loss) for the year	**-**	**884**	**(3,596)**	**2,712**	**-**	**-**	**-**
Segment assets	-	7,605	(16,562)	8,957	-	-	-
Segment liabilities	-	1,739	(4,824)	3,085	-	-	-
Depreciation and amortisation	-	-	(138)	138	-	-	-
Change in other provisions	-	(400)	400	-	-	-	-

Other business (other). This comprises sales of electricity and heating generated by an electricity plant located at Uralmash (Russia). It also comprises the manufacture of equipment for oil refineries and other activities (Izhorskie Zavody).

In May 2004 the Group sold MNP comprising primarily of the oil and gas equipment and shipbuilding segments to certain members of its management (see note 7). Information, related to the results of disposed segments is presented on the face of the income statement, and assets and liabilities in the balance sheet as discontinued operations. 93% of the assets of the disposed segments were located in the Russian Federation and 51% of their sales were made in the Russian Federation and Commonwealth of Independent States companies, 25% - in Europe and 24% - in Asia.

Sales or other transactions between the business segments are based on commercial terms that are available to third parties. Unallocated costs and benefits represent corporate expenses and income from the sale of non-core subsidiaries. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables, and mainly exclude cash and investments. Segment liabilities comprise operating liabilities and exclude corporate borrowings. Capital expenditure comprises additions to property, plant and equipment, development costs and the cost of business acquisitions. Changes in provisions for impairment and other provisions relate only to those charges made against allocated assets.

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Continuing operations

2005	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total
Total sales	195,014	307,385	114,089	128,703	59,022	(138,146)	666,067
Less intersegment sales	(543)	(48,218)	(55,308)	(4,735)	(29,342)	138,146	-
External sales	194,471	259,167	58,781	123,968	29,680	-	666,067
Gross margin	40,473	34,150	12,849	32,895	5,856	354	126,577
Gross margin, %	**21%**	**11%**	**11%**	**26%**	**10%**	-	**19%**
Segment result	23,350	12,055	2,626	13,248	(2,632)	1,933	50,580
Unallocated operating income and expenses	-	-	-	-	-	(12,874)	(12,874)
Operating profit before negative goodwill	**23,350**	**12,055**	**2,626**	**13,248**	**(2,632)**	**(10,941)**	**37,706**
Finance income/(expense)-net	-	-	-	-	-	(35,213)	(35,213)
Profit before taxation and sale of discontinued operations	**23,350**	**12,055**	**2,626**	**13,248**	**(2,632)**	**(46,154)**	**2,493**
Income tax benefit (expenses)	-	-	-	-	-	3,736	3,736
Profit for the year before loss from discontinued operations	**23,350**	**12,055**	**2,626**	**13,248**	**(2,632)**	**(42,418)**	**6,229**
Segment assets	304,214	205,725	100,087	81,908	55,243	(2,441)	744,736
Unallocated assets	-	-	-	-	-	87,069	87,069
Total assets	**304,214**	**205,725**	**100,087**	**81,908**	**55,243**	**84,628**	**831,805**
Segment liabilities	182,709	78,585	49,201	38,074	22,607	-	371,176
Unallocated liabilities	-	-	-	-	-	273,443	273,443
Total liabilities	**182,709**	**78,585**	**49,201**	**38,074**	**22,607**	**273,443**	**644,619**
Capital expenditure	3,435	12,538	2,196	863	891	-	19,923
Depreciation and amortisation	5,343	14,990	2,352	412	1,998	-	25,095
Change in other provisions	2,649	1,339	4,397	(1,687)	578	(342)	6,934
Change in provisions for impairment of property, plant and equipment and intangible assets	-	6	1,558	38	(1,349)	-	253
Gain from release on government financing and tax penalties	-	-	-	-	-	6,500	6,500
Write-off of accounts receivable	-	-	-	-	-	(3,321)	(3,321)

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Continuing operations (continued)

2004	NPPEQ	STEEL	MMEQ	MINEQ	Other	Eliminations and unallocated items	Total continuing operations
Total sales	145,955	201,693	96,177	97,703	105,326	(123,057)	523,797
Less intersegment sales	-	(48,236)	(19,793)	-	(55,028)	123,057	-
External sales	145,955	153,457	76,384	97,703	50,298	-	523,797
Gross margin	33,983	20,579	12,278	20,549	16,479	(1,854)	102,014
Gross margin, %	**23%**	**10%**	**13%**	**21%**	**16%**	**-**	**19%**
Segment result	10,084	(1,563)	(27,158)	6,033	1,161	293	(11,150)
Unallocated operating income and expenses	-	-	-	-	-	22,574	22,574
Operating profit before negative goodwill	**10,084**	**(1,563)**	**(27,158)**	**6,033**	**1,161**	**22,867**	**11,424**
Negative goodwill, recognized in profit	-	-	-	-	-	113,907	113,907
Operating profit	**10,084**	**(1,563)**	**(27,158)**	**6,033**	**1,161**	**136,774**	**125,331**
Finance income/(expense)-net	-	-	-	-	-	2,390	2,390
Profit before taxation and sale of discontinued operations	**10,084**	**(1,563)**	**(27,158)**	**6,033**	**1,161**	**139,164**	**127,721**
Income tax benefit (expenses)	-	-	-	-	-	(12,724)	(12,724)
Profit for the year before loss from discontinued operations	**10,084**	**(1,563)**	**(27,158)**	**6,033**	**1,161**	**126,440**	**114,997**
Segment assets	414,679	214,685	98,997	56,213	37,408	(4,978)	817,004
Unallocated assets	-	-	-	-	-	84,040	84,040
Total assets	**414,679**	**214,685**	**98,997**	**56,213**	**37,408**	**79,062**	**901,044**
Segment liabilities	244,021	75,584	51,845	28,041	25,094	-	424,585
Unallocated liabilities	-	-	-	-	-	305,240	305,240
Total liabilities	**244,021**	**75,584**	**51,845**	**28,041**	**25,094**	**305,240**	**729,825**
Capital expenditure	19,100	31,282	1,722	1,081	383	-	53,568
Depreciation and amortisation	2,989	8,263	3,889	261	2,311	-	17,713
Change in other provisions	(433)	(5,369)	2,091	(909)	(1,410)	955	(5,075)
Change in provisions for impairment of property, plant and equipment and intangible assets	47	(462)	(17,275)	-	(2,305)	-	(19,995)
Gain from release on government financing and tax penalties	-	-	-	-	-	9,613	9,613
Write-off of accounts receivable	-	-	-	-	-	-	-

(in thousands of US dollars unless otherwise stated)

5. Segment information (continued)

Secondary reporting format – geographical segments

Continuing operations

The Group's four business segments operate in five main geographical areas:

	Sales		Total assets		Capital expenditure	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Russian Federation	294,871	252,010	513,730	554,266	15,335	9,531
Commonwealth of Independent States	47,304	31,665	352	4,211	-	-
Asia	75,400	157,414	-	-	-	-
Europe	239,591	81,203	317,723	342,567	4,588	44,029
Other regions	8,901	1,505	-	-	-	8
Total	**666,067**	**523,797**	**831,805**	**901,044**	**19,923**	**53,568**

Sales are based on the geographical area in which the customer is located. Assets and capital expenditure are based on the geographical area where the assets are located.

6. Business combinations

Business combinations were accounted for as an acquisition in accordance with IFRS 3 "Business Combinations". The identifiable assets and liabilities of acquired subsidiaries were recognised at the fair value of the identifiable assets and liabilities acquired as at the date of acquisition and minority interest recognised at the minority shareholders' portion of fair values of the identifiable assets and liabilities of the subsidiary at the acquisition date.

Acquisitions in 2005

In March 2005 the Group acquired a 100 percent share in OOO OMZ-Kran and 75 percent share in OAO VNIIPMASH from Morskie Neftegazovie Proekty. OOO OMZ-Kran and OAO VNIIPTMASH are specialised in engineering of a range of heavy-duty special purpose cranes and other machines.

Positive goodwill is attributable to the fact that engineering of special purposes cranes is a promissory segment which management expect will give a competitive advantage to OMZ in the future.

The acquired businesses contributed revenues of US$ 11,683 and a net loss of US$ 2,080 to the Group for the period from March 2005 to 31 December 2005. If the acquisition had occurred on 1 January 2005, the revenue of the combined entity would have been US$ 667,192, and the net profit of the combined entity would have been US$6,533.

The impact of acquisitions of subsidiaries on the consolidated financial statements was as follows:

	OMZ-Kran and VNIIPMASH	
	Fair value	**Acquiree's carrying value**
Cash and cash equivalents	154	154
Accounts receivable and prepayments	15,028	15,028
Inventories	1,858	1,858
Other current assets	72	72
Property, plant and equipment	494	494
Other non-current assets	201	201
Trade and other payables	(19,247)	(19,247)
Short-term borrowings	(354)	(354)
Deferred tax asset (liability)	(1,401)	(1,401)
Net liabilities acquired	**(3,195)**	**(3,195)**
Consideration	79	
Goodwill	**3,274**	
Cash paid by the Company	79	
Less cash of acquired subsidiary	(154)	
Cash flow on acquisition, net of cash acquired	(75)	

(in thousands of US dollars unless otherwise stated)

6. Business combinations (continued)

Acquisitions in 2004

In July 2004 the Group acquired a 100 percent share in three companies (ŠKODA JS a.s., ŠKODA HUTE s.r.o. and ŠKODA KOVARNY s.r.o.) from ŠKODA HOLDING a.s. a member of Appian group controlled by Appian Central European Development Investment Fund(s) Plc Limited and Appian Group PLC.

ŠKODA, KOVÁRNY, Plzeň, s.r.o. is a limited liability company registered in the Register of Companies maintained by the Regional Court in Plzeň, the Czech Republic, registration date 1 April 1993. The main activities of the Company are forging and metal machining.

ŠKODA, HUTĚ, Plzeň, s. r. o. is a limited liability company registered in the Register of Companies maintained by the Regional Court in Plzeň, the Czech Republic, registration date 5 March 1993. The main activities of the Company are casting of ferrous and non-ferrous metals, metal machining, pattern manufacturing and cabinet making.

ŠKODA JS a.s. is primarily engaged in manufacturing nuclear and chemical facilities, as well as facilities for other industries, such as heavy welding, construction activities, the operation, maintenance, repair, modernisation and disposal of nuclear and non-nuclear energy facilities, and facilities related to the chemical and petrochemical industry.

The acquired business contributed revenues of US$ 90,138 and a net loss of US$ 4,019 to the Group for the period from 1 July 2004 to 31 December 2004. If the acquisition had occurred on 1 January 2004, the acquired companies' contributes to revenues would have been US$ 192,927, and the net loss would have been US$ 11,586.

The impact of acquisitions of subsidiaries on the consolidated financial statements was as follows:

	ŠKODA companies	
	Fair value	**Acquiree's carrying value**
Percentage of share capital acquired, %	100	100
Cash and cash equivalents	23,581	23,581
Accounts receivable and prepayments	47,576	47,576
Inventories	29,280	28,873
Other current assets	375	375
Property, plant and equipment	84,780	63,928
Intangible assets	34,428	393
Long-term bank deposits	20,526	20,526
Other non-current assets	37,589	37,589
Trade and other payables	(76,397)	(76,397)
Deferred tax asset (liability)	(9,787)	996
Other long-term liabilities	(36,172)	(36,172)
Net assets at acquisition date	**155,779**	**111,268**
Minority interest	-	-
Net assets acquired	**155,779**	**111,268**
Consideration	42,150	
Negative goodwill	**(113,629)**	
Cash paid by the Company during 2004	17,762	
Less cash of acquired subsidiary	(23,581)	
Cash flow on acquisition, net of cash	**(5,819)**	

Details of the purchase price for the ŠKODA acquisition were as follows:	
– Deposits made in 2003	5,041
– Cash paid during 2004	17,762
– Cash paid during 2005	20,065
Exchange difference	(718)
Total purchase consideration	**42,150**

The negative goodwill, which is the excess fair value of identifiable net assets and liabilities over purchase consideration is attributable to the fact that the previous shareholder of ŠKODA companies accepted a price of US$ 42 million in order to effect a rapid disposal of their interests to a single buyer.

In 2004 negative goodwill in the amount of US$ 113,907 (including the $US 113,629 above) was written off to income statement at the date of acquisition in accordance with IFRS 3 (revised 2004) "Business combinations".

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control or can exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24 (revised 2003) "Related Party Disclosures".

During 2005 there were no transactions with relatied parties other than key management compensation as set out below. In 2004, the Company had transactions or balances with the following companies which were under the significant influence of management or shareholders:

Name of related party	Type of relationship
OAO Atomenergoexport (AEE)	Associate (see below)
ZAO Atomstroyexport (ASE)	Subsidiary of AEE (see below)
OOO Invest Aktiv	Subsidiary of AEE (see below)
OAO Power Machines	Significant influence by OMZ key management (see below)
BioLink Technologies International	Significant influence by OMZ shareholders*
Promtorgbank	Significant influence by OMZ shareholders*
OAO Industrial Group NIPEK-Bioprocess	Significant influence by OMZ shareholders*
ZAO Neftyanoi Investitsionnyi Dom	Significant influence by OMZ shareholders*
OOO NitsTyazhMash	Significant influence by OMZ shareholders*
OOO Machinery Engineering Russia	Significant influence by OMZ shareholders*
OOO Industrial Investments Holding Company	Significant influence by OMZ shareholders*

* On 20 October 2005 the largest shareholder of the Group sold his shares in the Company and since that date the named above companies are not related to the Group.

On 30 September 2004 the Group sold its investment in OAO Atomenergoexport (AEE) and since this date AEE and it's subsidiaries are not related to the Group.

In 2002, the Company entered into a long-term agreement related to the construction of the Kudan-Kulam nuclear power plant in India. These long-term agreements were conducted with Atomstroyexport ("ASE"), which acts as general contractor for all construction projects at nuclear power plants conducted by the Russian Federation in foreign countries.

During the first nine months of 2004 sales to ASE totalled US$ 67,547, which amounted to approximately 13 % of total sales of the Group for 2004.

In February 2004 a merger with OAO Power Machines was initially agreed and in March 2004 OMZ acquired 11 percent of the ordinary shares of OAO Power Machines for US$ 42,500. In April 2004 Mr. Yakovlev (Chief Executive Officer of OAO Power Machines) was appointed as the Company's Chief Executive Officer as a result of the proposed transaction with OAO Power Machines.

On June 30, 2004 OMZ sold the shares of OAO Power Machines, following the reversal of the previous merger agreement, by effectively exchanging them for OMZ shares (this swap was accounted for at cost and recorded as a reduction in equity arising from the purchase of treasury shares). See comments in note 3 Basis of presentation of the financial statements within critical accounting estimates and judgements (v) regarding the loss which would have been recognised on the transaction had different assumptions been applied. On 16 August 2004 Mr. Yakovlev ceased to be the Chief Executive Officer of the Company, and since that date OAO Power Machines is no longer a related party to the Group. During the first seven months of 2004 sales to OAO Power Machines totalled US$ 7,509.

Accounts receivable from related parties consisted of the following:

	2005	2004
OOO Industrial Investments Holding Company	-	238
Promtorgbank	-	6,844
Other	-	119
	-	7,201

At 31 December 2004 accounts receivable from Promtorgbank mainly consisted of interest free promissory notes payable on demand, issued by Promtorgbank.

(in thousands of US dollars unless otherwise stated)

7. Balances and transactions with related parties (continued)

On 20 May 2004 the Group sold to certain members of the management (Nikolaev S.V., Zharkov N.S, Lipsky S.V., Grabovec L.G., Aivasov M.G., Andriyashin V.P., Kosolapov M.V.) the oil and gas equipment and shipbuilding business segments. Although Lipsky S.V. and Nikolaev S.V continue to work in OMZ, in total they held less than 20% of MNP shares at 20 May 2004 and their shares were sold by the end of the year and they did not have any influence on MNP's transactions, therefore the transactions with MNP were not considered as related party transactions after the date of disposal (May 2004).

The share of OMZ Group in the net assets of MNP at the date of disposal was US$ 103,975 for consideration received of US$ 50,000. In addition, at the date of disposal MNP companies had borrowings totalling US$ 71,657, including a VTB loan of US$ 44,964. The financial results, assets and liabilities of the companies, included in the disposed segments, are disclosed in the Financial Statements in 2004 separately as discontinued operations.

Accounts payable to related parties consisted of the following:

	2005	2004
Promtorgbank	-	13
OOO Industrial Investments Holding Company	-	213
Other	-	405
	-	**631**

The interest expense included in the consolidated income statement on loans from Promtorgbank amounted to US$ 382 in 2004.Cash held in the Promtorgbank bank account at 31 December 2004 totalled US$ 3,066.

The fair value of these balances approximates their carrying amounts.

Key management compensation

The remuneration paid to the directors of the Company is determined in respect of the period from one annual general meeting to the next. The most recent annual general meetings of the Company were held on 27 June 2005 and on 16 November 2004. During the years ended 31 December 2005 and 2004, the aggregate compensation to the directors included in general and administrative expenses in the consolidated income statement amounted to US$ 4,976 and US$ 2,879, respectively.

8. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	2005	2004
RR denominated cash on hand and balances with banks	14,199	5,153
CZK denominated cash on hand and balances with banks	13,029	12,756
EURO denominated balances with banks	9,423	5,464
US$ denominated balances with banks	20,059	936
Other currency denominated balances with bank	758	84
	57,468	**24,393**

The effective interest rate of bank balance payable on demand is 0.1 percent.

9. Trade and other receivables

	2005	2004
Trade receivables	82,511	140,689
Receivable from related parties (note 7)	-	7,201
Accounts due from customers for contract work	49,571	80,087
VAT recoverable	52,792	43,163
VAT on advances from customers	23,597	25,396
Other taxes receivable	5,947	4,024
Advances to suppliers	91,974	103,869
Forward foreign exchange contracts – cash flow hedges	316	3,475
Other receivables	16,301	35,332
	323,009	**443,236**

(in thousands of US dollars unless otherwise stated)

9. Trade and other receivables (continued)

Accounts receivable are denominated in Russian Roubles except for US$ 138,626 and US$ 25,671 of accounts receivable denominated in US dollars and CZK respectively at 31 December 2005 (at 31 December 2004 US$ 214,592 and US$ 54,732).

Provisions for impairment offset against the account receivable balances are as follows:

	2005	2004
Trade receivables	(7,616)	(6,094)
Advances to suppliers	(1,628)	(2,518)
Other receivables	(6,096)	(6,684)
	(15,340)	**(15,296)**

The fair value of accounts receivable net of the provisions approximate their carrying amounts.

10. Inventories

	2005	2004
Raw materials	59,402	60,108
Work in progress	85,957	82,636
Finished goods	51,651	40,381
Goods in transit	4,876	802
Provision for obsolete inventory	(26,506)	(38,632)
	175,380	**145,295**

Certain inventories included above totalling US$ 12,723 (2004: US$41,505) were provided as security under loan agreements (note 17). At 31 December 2005 inventories totalling US$4,903 were carried at fair value less costs to sell (31 December 2004: US$ 5,719).

The reversal of provisions for obsolete inventory was mainly due to release of provisions under work-in-progress on loss-making contracts completed in 2005.

The cost of write-down of inventories recognised as expense amounted to US$ 2,140 in 2005 (2004: US$ 3,770).

11. Other current financial assets

	2005	2004
Financial assets at fair value through profit and loss	5,917	3,512
Short-term derivative financial instruments	2,614	-
	8,531	**3,512**

At 31 December 2005 financial assets at fair value through profit and loss represent mainly RR denominated promissory notes with a weighted average interest rate of 3 percent (31 December 2004: 14 percent) which management intends to sell within 12 months from the balance sheet date.

(in thousands of US dollars unless otherwise stated)

12. Property, plant and equipment

	Land and buildings	Machinery and equipment	Other	Assets under construction	Total
Balance at 31 December 2004					
Cost	182,136	231,150	23,260	13,043	449,589
Accumulated depreciation	(63,612)	(133,188)	(17,176)	-	(213,976)
Impairment loss recognised	(2,595)	(20,842)	(2,092)	(8,786)	(34,315)
Net book value at 31 December 2004	**115,929**	**77,120**	**3,992**	**4,257**	**201,298**
Exchange differences	(6,286)	(4,439)	(191)	(314)	(11,230)
Disposal of non-core businesses units (note 25)	(661)	(167)	(351)	(39)	(1,218)
Addition through acquisition of subsidiaries (note 6)	359	98	37	-	494
Additions	666	14,498	1,622	2,134	18,920
Disposals	(4,477)	(4,975)	(831)	35	(10,248)
Depreciation	(5,800)	(14,911)	(1,600)	-	(22,311)
Impairment (charge) release (note 25)	1,309	179	(28)	207	1,667
Closing net book value	**101,039**	**67,403**	**2,650**	**6,280**	**177,372**
Balance at 31 December 2005					
Cost	165,548	218,980	18,771	9,661	412,960
Accumulated depreciation	(62,422)	(130,724)	(15,352)	-	(208,498)
Impairment loss recognised	(2,087)	(20,853)	(769)	(3,381)	(27,090)
Net book value at 31 December 2005	**101,039**	**67,403**	**2,650**	**6,280**	**177,372**

Comparative information for the year 2004:

	Land and buildings	Machinery and equipment	Other	Assets under construction	Total
Balance at 31 December 2003					
Discontinued operations					
Cost	73,190	29,494	5,892	3,642	112,218
Accumulated depreciation	(13,511)	(15,606)	(2,519)	-	(31,636)
Impairment loss recognised	-	(149)	(78)	-	(227)
Net book value discontinued operations	**59,679**	**13,739**	**3,295**	**3,642**	**80,355**
Continuing operations					
Cost	149,804	169,864	17,158	12,393	349,219
Accumulated depreciation	(70,598)	(112,965)	(10,050)	-	(193,613)
Impairment loss recognised	(12)	(10,781)	(753)	(10,491)	(22,037)
Net book value continuing operations	**79,194**	**46,118**	**6,355**	**1,902**	**133,569**
Net book value of the entity at 31 December 2003	**138,873**	59,857	9,650	5,544	213,924
Disposal of discontinued operations	(68,796)	(15,630)	(3,449)	(3,643)	(91,518)
Exchange differences	9,980	7,828	395	420	18,623
Disposal of non-core businesses units (note 25)	-	(40)	(170)	(100)	(310)
Addition through acquisition of subsidiaries (note 6)	41,351	39,961	2,125	1,343	84,780
Additions	1,447	11,341	383	228	13,399
Disposals	(4,480)	(2,578)	(1,925)	(108)	(9,091)
Depreciation	(4,341)	(10,294)	(2,239)	-	(16,874)
Impairment (charge) release (note 25)	1,895	(13,325)	(778)	573	(11,635)
Closing net book value	**115,929**	**77,120**	**3,992**	**4,257**	**201,298**
Balance at 31 December 2004					
Cost	182,136	231,150	23,260	13,043	449,589
Accumulated depreciation	(63,612)	(133,188)	(17,176)	-	(213,976)
Impairment loss recognised	(2,595)	(20,842)	(2,092)	(8,786)	(34,315)
Net book value at 31 December 2004	**115,929**	**77,120**	**3,992**	**4,257**	**201,298**

(in thousands of US dollars unless otherwise stated)

12. Property, plant and equipment (continued)

In 2004 the fixed assets of the acquired ŠKODA companies were appraised by an independent appraiser and were accounted for at fair value.

At 31 December 2005 bank borrowings are secured on properties with a carrying value of US$ 23,248 (2004: US$ 13,650) (Note17).

At 31 December 2005 and 31 December 2004 the gross carrying value of fully depreciated property, plant and equipment was US$ 195,154 and US$ 199,102 respectively.

At 31 December 2005 management assessed the recoverable amount of property, plant and equipment and the adequacy of impairment losses and recognised in prior periods. An impairment release totalling US$ 1,667 was recorded in 2005 and mainly relates to the recovery to fair value less costs to sell of previously temporarily closed-down buildings at Uralmash.

In 2004 an impairment charge totalling US$ 13,112 was recorded in 2004 in relation to Uralmash property, plant and equipment, which relates to the machinery equipment manufacturing segment, mainly due to a significant increase of raw materials prices and a corresponding reassessment of the future cash flows. Discount rates of 10.6 percent and 13.3 percent for US dollar denominated and Russian Rouble denominated cash flows, respectively, have been used in estimating the recoverable value through discounted cash flows at 31 December 2005 (10.9 percent and 16.0 percent at 31 December 2004).

Land and buildings include 120 plots of land in Bolevec (Czech Republic) with a total area of 336,511 square meters and 36 plots in Plzen (Czech Republic) with a total area of 126,523 square meters. Uralmash and Izhorskiye Zavody signed 20-49 year rental agreements, under which rent payments are negotiated annually.

13. Intangible assets

	Goodwill	Trade mark	Internally developed intangible assets	Total
Balance at 31 December 2004				
Cost	5,152	15,816	27,853	48,821
Accumulated amortisation	(579)	(158)	(2,315)	(3,052)
Impairment loss recognised	(3,818)	-	-	(3,818)
Net book value at 31 December 2004	**755**	**15,658**	**25,538**	**41,951**
Addition through acquisition of subsidiary (note 6)	3,274	-	-	3,274
Additions	-	-	924	924
Disposal of non-core businesses (note 25)	(658)	-	(26)	(684)
Disposals	-	-	(786)	(786)
Amortisation	-	(299)	(2,485)	(2,784)
Impairment charge (note 25)	(1,414)	-	-	(1,414)
Exchange differences	(48)	(1,485)	(1,766)	(3,299)
Closing net book value	**1,909**	**13,874**	**21,399**	**37,182**
Balance at 31 December 2005				
Cost	7,122	14,266	25,409	46,797
Accumulated amortisation	-	(392)	(4,010)	(4,402)
Impairment loss recognised	(5,213)	-	-	(5,213)
Net book value at 31 December 2005	**1,909**	**13,874**	**21,399**	**37,182**

(in thousands of US dollars unless otherwise stated)

13. Intangible assets (continued)

Comparative information for the year 2004:

	Goodwill	Trade marks	Internally developed intangible assets	Total
Balance at 31 December 2003				
Discontinued operations				
Cost	8,574	-	14,405	22,979
Accumulated amortisation	-	-	(14)	(14)
Impairment loss recognised	(4,633)	-	(13,923)	(18,556)
Net book value discontinued operations	**3,941**	-	**468**	**4,409**
Continuing operations				
Cost	7,035	-	3,592	10,627
Accumulated amortisation	(200)	-	(622)	(822)
Impairment loss recognised	-	-	-	-
Net book value continuing operations	**6,835**	-	**2,970**	**9,805**
Net book value of the entity at 31 December 2003	**10,776**	-	**3,438**	**14,214**
Disposal of discontinued operations	(3,773)	-	(1,362)	(5,135)
Additions through acquisition of subsidiaries (note 6)	-	15,119	23,688	38,807
Additions	-	-	283	283
Disposal of non-core businesses (note 25)	(2,306)	-	(93)	(2,399)
Amortisation (for goodwill acquired before 1 April 2004)	(380)	(152)	(1,599)	(2,131)
Impairment charge (note 25)	(3,818)	-	-	(3,818)
Exchange differences	256	691	1,183	2,130
Closing net book value	**755**	**15,658**	**25,538**	**41,951**
Balance at 31 December 2004				
Cost	5,152	15,816	27,853	48,821
Accumulated amortisation	(579)	(158)	(2,315)	(3,052)
Impairment loss recognised	(3,818)	-	-	(3,818)
Net book value at 31 December 2004	**755**	**15,658**	**25,538**	**41,951**

Trade marks consist of trade marks "ŠKODA" used by ŠKODA JS a.s. and ŠKODA Kovarny s.r.o. The fair values of these trade marks were evaluated by American Appraisal in 2004 using the income approach, referred to as the "relief from royalty" method.

Internally developed intangible assets mostly consist of patented and non-patented technologies (net book value at 31 December 2005 is US$ 11,368 and US$ 13,781 at 31 December 2004) and research and development costs (net book value at 31 December 2005 is US$ 3,520 and US$ 4,973 at 31 December 2004).

At 31 December 2005 management assessed the recoverable amount of intangible assets and the adequacy of impairment losses recognised in prior periods. An impairment charge totalling US$ 1,414 was made in relation to goodwill which arose in acquiring OMZ-Kran and VNIIPTMASH. The recoverable amount was determined based on value-in-use calculations. The calculations use cash flow projections based on financial budgets approved by management.

The recoverable amount of OMZ-Kran and VNIIPTMASH was determined based on value-in-use calculations. Based on past experience, value-in-use was determined using cash flow projections over a short-term period, reflecting the fact that there is uncertainty requiring the ability to generate cash beyond the next two years, and a discount rate of 10.6%.
The recoverable amount of UZTM was determined based on value-in-use calculations. Based on past experience, value-in-use was determined using cash flow projections over 15 years (2004: 15 years) and a discount rate of 10.6% (2004: 10.9%).

(in thousands of US dollars unless otherwise stated)

14. Non-current financial assets

	2005	2004
Available-for-sale investments	3,734	5,465
Advances issued	21,034	16,168
Forward foreign exchange contracts – cash flow hedges	1,357	715
Accounts due from customers for contract work	4,498	10,798
Long-term bank deposits	6,127	21,633
Other receivables	762	1,888
	37,512	**56,667**

As at 31 December 2005 and 31 December 2004 long-term advances issued represent mainly advances paid by ŠKODA JS a.s. for long-term contracts.

At 31 December 2005 available for-sale investments are mainly represented by investments in Promtorgbank (PTB) of US$ 1,159 (2.73% of PTB share capital) and in UJV Rez of US$ 1,873 (17.4% of ownership interest held), (31 December 2004: investments in PTB of US$ 1,661 (2.73% of PTB share capital), in OAO Power Machines of US$ 1,285 (0.37% of its shares) and in UJV Rez of US$ 2,042 (17.4% of the shares)).

Accounts due from customers for contract work represent the amount receivable under the agreements related to the construction of the Liang Yung Gang nuclear power plant in China.

An amount of US$ 6,127 deposited in bank accounts is assigned specifically to guarantee contractual agreements with customers and will be released gradually as the individual projects are completed (31 December 2004: US$ 21,633).

15. Non-current assets held for sale

Non-current assets classified as held for sale:

	2005	2004
Property, plant and equipment	1,632	-
Total non-current assets classified as held for sale	**1,632**	-

These assets related to the segment "Other" were sold in February 2006.

16. Trade and other accounts payable

	2005	2004
Trade payables	102,840	107,898
Payables to related parties (note 7)	-	631
Advances received	73,697	49,946
Advances received for contract work	95,091	125,885
Accounts due to customers for contract work	19,481	49,194
Deferred VAT	25,811	30,373
Short-term portion of long-term taxes payable (note 18)	2,082	5,746
Other taxes payable	15,161	10,242
Payroll accounts payable	13,067	9,584
Provisions for liabilities and charges (note 28)	12,930	18,384
Other payables and accrued expenses	23,270	54,009
	383,430	**461,892**

At 31 December 2005 accounts payable were primarily denominated in Russian Roubles except for US$ 127,082 and US$ 62,606 of accounts payable denominated in US dollars and Czech Koruna respectively (at 31 December 2004 US$ 163,985 and US$ 106,209 denominated in US dollars and Czech Koruna respectively).

The fair values of trade and other accounts payable approximate their carrying amounts.

(in thousands of US dollars unless otherwise stated)

17. Borrowings

Short-term borrowings

	2005	2004
Banks:		
US$ denominated fixed rate	59,737	61,746
EURO denominated fixed rate	12,672	-
RR denominated fixed rate	13,035	47,149
US$ denominated floating rate	-	9,116
EURO denominated floating rate	-	688
	85,444	**118,699**
Add: current portion of long-term debt	1,019	3,346
Non-convertible bonds	31,480	-
	117,943	**122,045**

The effective interest rates at the balance sheet dates were as follows:

	2005	2004
Banks:		
US$ denominated fixed rate	8.69%	8.79%
EURO denominated fixed rate	7.30%	-
RR denominated fixed rate	10.02%	10.31%
US$ denominated floating rate	-	LIBOR plus 6.35
EURO denominated floating rate	-	EURIBOR plus 5.5

As at 31 December 2005, short-term borrowings totalling US$ 23,248 and US$ 12,723 (31 December 2004: US$ 13,650 and US$ 38,394) are secured on the property and inventory of the Group, respectively. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively.

The Group is required to make an offer for early repayment of non-convertible bonds at par totalling US$ 31,480 in August 2006.

Long-term borrowings

	2005	2004
Banks:		
US$ denominated fixed rate	56,673	37,100
RR denominated fixed rate	46,781	37,124
US$ denominated floating rate	832	1,664
EURO denominated floating rate	181	621
	104,467	**76,509**
Non-convertible bonds	-	24,275
	104,467	**100,784**
Less: current portion of long-term debt	(1,019)	(3,346)
Total long-term borrowings	**103,448**	**97,438**

The effective interest rates at the balance sheet dates were as follows:

	2005	2004
Banks:		
US$ denominated fixed rate	9.66%	9.21%
RR denominated fixed rate	11.00%	10.94%
US$ denominated floating rate	LIBOR plus 6.35	LIBOR plus 6.35
EURO denominated floating rate	EURIBOR plus 4.2	EURIBOR plus 4.2
Non-convertible bonds	14.25%	13.49%

(in thousands of US dollars unless otherwise stated)

17. Borrowings (continued)

The re-pricing period for Floating interest rates is every six months.

At 31 December 2005 long-term loans had the following maturity profile:

	2006	2007	2008	2009 and after	Total
Banks:					
US$ denominated floating rate	832	-	-	-	832
EURO denominated floating rate	181	-	-	-	181
US$ denominated fixed rate	-	56,673	-	-	56,673
RR denominated fixed rate	6	46,775	-	-	46,781
	1,019	**103,448**	**-**	**-**	**104,467**

At 31 December 2004 long-term loans had the following maturity profile:

	2005	2006	2007	2008 and after	Total
Banks:					
US$ denominated floating rate	832	832	-	-	1,664
EURO denominated floating rate	414	207	-	-	621
US$ denominated fixed rate	2,100	-	35,000	-	37,100
RR denominated fixed rate	-	32,376	4,748	-	37,124
	3,346	**33,415**	**39,748**	**-**	**76,509**
Non-convertible bonds	-	-	-	24,275	24,275
	3,346	**33,415**	**39,748**	**24,275**	**100,784**

The Group has not entered into any derivative contracts in respect of its foreign currency obligations or interest rate exposure.

The carrying amounts and fair values of long-term debt are as follows:

	2005		2004	
	Carrying amounts	Fair values	Carrying amounts	Fair values
Banks	103,448	103,186	73,163	72,827
Non-convertible bonds	-	-	24,275	22,400

The fair value of long-term debt is estimated by discounting the future contractual cash outflows at the market interest rate available to the Group at the balance sheet date of 9.2 percent for US$ denominated borrowings and 10.5 percent for RR denominated borrowings (31 December 2004: 9.5 percent for US dollar denominated and 11.5 percent for RR denominated for continuing operations and Entity).

As at 31 December 2005 no long-term borrowings are pledged. At (31 December 2004: nil and US$ 3,111) included above are secured on the property, plant and equipment and inventory of the Group, respectively. The carrying amount of pledged inventory and property, plant and equipment is disclosed in notes 10 and 12, respectively.

Furthermore, at 31 December 2005, long-term borrowing in the amount of US$ 52,115 is secured on 31.5% of the ordinary shares of OAO Izhorskiye Zavody. (31 December 2004: US$ 32,434).

At 31 December 2004, the Group short-term borrowings from ING Bank of US$ 35,000 was secured by a guarantee of VTB.

At 31 December 2005 the Group had unused borrowing facilities of US$ 122,159 (31 December 2004: US$ 107,975).

(in thousands of US dollars unless otherwise stated)

17. Borrowings (continued)

Domestic non-convertible bonds

Balance at 1 January 2004	**57,038**
Repayment (par value RR 1 thousand totalling RR'mln 780)	(27,359)
Repayment (par value RR 1 thousand totalling RR'mln 226)	(7,740)
Effect of exchange rate changes	2,336
Balance at 31 December 2004	**24,275**
Issuance (par value RR 1 thousand totalling RR'mln 226)	8,449
Amortization of discount	(52)
Effect of exchange rate changes	(1,192)
Balance at 31 December 2005	**31,480**

18. Long-term taxes payable

Long-term taxes payable mainly comprise various taxes payable to the state and local budgets and non-budget funds of the Russian Federation which were previously past due and which have been restructured to be repaid over a period of up to 10 years.

	2005	2004
Current	2,082	5,746
1 to 2 years	5,929	7,945
2 to 3 years	85	314
3 to 4 years	67	88
4 to 5 years	1,532	70
Thereafter	-	1,589
Total restructured	**9,695**	**15,752**
Less: current portion of taxes payable (note 16)	(2,082)	(5,746)
Long-term portion of restructured taxes	**7,613**	**10,006**
Other long-term taxes payable	-	441
Total long term taxes payable	**7,613**	**10,447**

At 31 December 2005 long-term taxes payable bore an effective interest rate of 5.5 percent per annum (31 December 2004: 5.5 percent).

The fair value of long-term taxes payable at 31 December 2005 totalled US$ 6,512 (31 December 2004: US$ 8,805). The fair value of long-term taxes payable is estimated by discounting the future cash outflows in accordance with the terms of restructured tax agreements at the market interest rate available to the Group at the balance sheet date of 10.5 percent (31 December 2004: 11.5 percent).

19. Other long-term liabilities

	2005	2004
Trade payables, long-term	1,612	-
Other long-term liabilities	2,780	8,877
	4,392	**8,877**

At 31 December 2005 and 31 December 2004 other long-term liabilities comprised letters of credit, related to an agreement with Syrian Petroleum Company, for the supply of electrical drilling rigs. The amount of US$ 2,780 is payable in 2007.

(in thousands of US dollars unless otherwise stated)

20. Equity

	Number of outstanding shares (thousands)		Number of treasury shares (thousands)		Share capital		Treasury shares	
	Preference shares	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Ordinary shares
At 1 January 2003	**2,750**	**35,350**	**-**	**(3,220)**	**28**	**366**	**-**	**(33)**
Currency translation	-	-	-	-	2	23	(1,183)	(896)
Employees share option scheme:								
- proceeds from sale of treasury shares	-	-	-	730	-	-	-	105
Additional issue of shares	-	130	-	-	-	-	-	-
Purchase of treasury shares	-	-	(2,720)	(2,061)	-	-	(24,179)	(18,321)
At 31 December 2004	**2,750**	**35,480**	**(2,720)**	**(4,551)**	**30**	**389**	**(25,362)**	**(19,145)**
Currency translation	-	-	-	-	(1)	(14)	912	687
Employees share option scheme:								
- proceeds from sale of treasury shares	-	-	-	-	-	-	-	-
Additional issue of shares	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	-	-	-
At 31 December 2005	**2,750**	**35,480**	**(2,720)**	**(4,551)**	**29**	**375**	**(24,450)**	**(18,458)**

At 31 December 2005 the authorised number of ordinary and preference shares totalled 70,700 thousand and 2,750 thousand (31 December 2004: 70,700 thousand and 2,750 thousand), respectively, both with a nominal value per share of RR 0.1.

At 31 December 2005 the issued number of ordinary and preference shares totalled 35,480 thousand and 2,750 thousand. (31 December 2004: 35,480 thousand and 2,750 thousand).

Preference shares represent cumulative preferred stock without voting rights, except in certain circumstances pertaining to the liquidation or reorganization of the Company, or changes in the charter documents. They earn dividends at 12% per annum of their nominal value, and have a liquidation value of RR 0.1 per share.

Treasury shares represent ordinary and preference shares owned by subsidiaries. In accordance with the Company's corporate governance policy these shares represent non-voting stock.

During 2004 the Group exchanged treasury ordinary shares for preference shares at a ratio of four ordinary shares for five preference shares. Accordingly, 2,176 thousand treasury ordinary shares were exchanged for 2,720 thousand preference shares.

At 31 December 2005 a hedging reserve recorded within equity represented the effective portion of changes in the fair value of derivatives in the amount of US$1,301 (31 December 2004 US$ 812).

A dividend was declared in 2005 in respect of 2004 to holders of preference shares of RR 0.012 per share (in 2004 in respect of 2002 RR 0.012 per share). No dividend was declared on ordinary shares during 2005 and 2004.

The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit. For 2005, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was equivalent to US$ 125. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount as "distributable reserves" in these financial statements.

Share options

In December 2002, the Company's Board of Directors approved a plan to distribute 442.5 thousand treasury shares to the Company's employees at a price of US$ 0.1 per share as compensation for their services during the period 2000-

(in thousands of US dollars unless otherwise stated)

20. Equity (continued)

2002. 124 thousand of these share options were granted to the Company's key management. These share options were recognised in the Group's consolidated income statement for the year ended 31 December 2002 at a cost of US$ 2,490.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2004	
	Average exercise price, US$	**Share options (thousands)**	**Average exercise price, US$**	**Share options (thousands)**
Balance at 1 January	-	-	**0.5**	**893**
Granted	-	-	-	-
Exercised	-	-	0.5	(730)
Expired	-	-	0.6	(163)
Balance at 31 December	-	-	-	-

In 2004 the share option program was terminated.

21. Construction contracts

During 2005 the revenues and gross margin recognised on long-term-contracts amounted to:

	2005	2004
Contract revenue	153,421	95,869
Contract costs	(116,290)	(78,166)
Gross margin	**37,131**	**17,703**

The Group's financial position with respect to construction contracts is disclosed in notes 9 and 16.

Construction contracts in progress:

	Continuing operations	
	2005	**2004**
Contract costs incurred and recognised profits (less losses) to date	339,076	1,045,069
Advances received on construction contracts	120,650	211,223

At 31 December 2005 the contract costs incurred and recognised profits (less losses) to date in the amount of US$ 146,108 and the advances received on construction contracts in the amount of US$ 42,665 related to ŠKODA JS a.s. At 31 December 2004 the contract costs incurred and recognised profits (less losses) to date in the amount of US$ 790,774 and the advances received on construction contracts in the amount of US$86,611 related to ŠKODA JS a.s.

22. Cost of sales

	Continuing operations	
	2005	**2004**
Changes in inventories of finished goods and work in progress	(29,872)	(25,373)
Materials and components used	278,014	246,292
Labour costs	97,170	71,956
Gas and fuel	53,928	53,218
Services, including sub-contracting costs	112,807	40,400
Depreciation	20,898	14,537
Amortisation of intangible assets	2,003	1,040
Amortisation of negative goodwill	-	(1,292)
Other	4,542	21,005
	539,490	**421,783**

(in thousands of US dollars unless otherwise stated)

23. Selling expenses

	Continuing operations	
	2005	2004
Transportation	8,421	6,563
Services	6,502	11,037
Labour costs	6,580	2,658
Other	1,145	900
	22,648	**21,158**

24. General and administrative expenses

	Continuing operations	
	2005	2004
Taxes	6,522	6,736
Labour costs	48,784	45,247
Amortisation of intangibles	781	1,091
Depreciation	1,413	2,337
Services	23,309	20,081
Administration overheads	4,529	7,591
	85,338	**83,083**

25. Other operating income and expenses

	Continuing operations	
	2005	2004
Profit from sales of non-core subsidiaries	934	21,352
Change in provision for impairment of receivables (note 9)	(1,668)	(889)
Change in provision for obsolete inventory (note 10)	8,602	(4,186)
Impairment release (charge) on property, plant and equipment (note 12)	1,667	(13,871)
Impairment charge on intangible assets (note 13)	(1,414)	(6,124)
Gain (loss) on disposal of property, plant and equipment	9,026	6,831
Gain on release from government financing and tax penalties	6,500	9,613
Write-off of accounts receivable	(3,321)	-
Other	(1,211)	925
	19,115	**13,651**

Profit from sales of non-core subsidiaries

During 2005, the management of the Company disposed of the following non-core subsidiaries:

	Consideration	Profit from sales of non-core *business units*
ZEP	2,050	714
Other	219	220
	2,269	**934**

During 2004, the management of the Company disposed of the following non-core subsidiaries:

	Consideration	Profit from sales of non-core subsidiaries
OOO GTEK	10,005	5,937
OAO ZSMK	4,500	5,307
OOO Izhora-Energosbit	8,097	4,082
OOO Instrument	7,081	4,378
Other	3,043	1,648
	32,726	**21,352**

(in thousands of US dollars unless otherwise stated)

25. Other operating income and expenses (continued)

In 2005 the cash received from the sale of these non-core subsidiaries amounted to US$ 21,360 (2004: US$ 12,553). At 31 December 2005 the amount receivable is US$ 1,082 (at 31 December 2004 the amount receivable is US$ 20,173). Also in 2004 the Group received cash from disposal of discontinued operations in amount of US$ 46,393.

26. Finance income/(expense) -net

	Continuing operations	
	2005	**2004**
Interest expense on borrowings	(28,676)	(26,583)
Interest expense on restructured taxes payable	(88)	(526)
Interest income	1,114	2,477
Gain (loss) on financial assets through profit and loss	230	5,255
Foreign exchange gain (loss)	(7,793)	21,767
	(35,213)	**2,390**

27. Income tax

	Continuing operations	
	2005	**2004**
Income tax expense/(credit) – current	(4,950)	(1,082)
Deferred tax expense/(income) – origination and reversal of temporary differences	8,686	(11,642)
Income tax (benefit) expense	**3,736**	**(12,724)**

The income before taxation for financial reporting purposes is reconciled to the tax expense as follows:

	Continuing operations	
	2005	**2004**
Profit before taxation and sale of discontinued operations	**2,493**	**127,721**
Theoretical tax charge at statutory rate of 24% (2004 – 24%)	598	30,653
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax penalties and release of government financing	(1,560)	(2,307)
Write-off of negative goodwill	-	(27,338)
Impairment of goodwill	339	1,470
Loss from disposal on non-core businesses	-	6,881
Write-off of bad debts	254	1,303
Other non-deductible expenses (income)	(1,225)	2,752
Non-recognised deferred tax asset movement	(2,142)	(690)
Income tax (benefit) expense	**(3,736)**	**12,724**

Most companies in the Group were subject to tax rates of 24 percent on taxable profits for 2005 and 2004 (except ŠKODA companies –28% in 2004, 26% in 2005, 24% in 2006). Deferred tax asset and liabilities are mainly measured at the rate of 24 percent as at 31 December 2005 (31 December 2004: 24 percent).

(in thousands of US dollars unless otherwise stated)

27. Income tax (continued)

	31 December 2004	Addition through acquisition of subsidiaries	Exchange difference	Differences recognition and reversals	31 December 2005
Tax effects of deductible temporary differences:					
Provision for impairment of property, plant and equipment	10,164	-	(359)	(399)	9,406
Provision for impairment of investments	785	-	(30)	130	885
Accounts payable and accruals	1,887	-	(99)	1,903	3,691
Provision for inventory	10,202	-	(319)	(2,862)	7,021
Accounts receivable	7,316	-	(262)	(68)	6,986
Loss carry-forward	3,602	70	(132)	109	3,649
Other	400	-	(24)	609	985
Tax effects of taxable temporary differences:					
Hyperinflation and fair value adjustments on property, plant and equipment	(18,869)	(614)	657	1,862	(16,964)
Production overheads recognized for tax purposes	(10,548)	(443)	383	168	(10,440)
Accounts receivable recognized using percentage-of-completion method	(9,126)	(359)	310	1,428	(7,747)
Provision for impairment of receivables	(3,608)	-	113	1,024	(2,471)
Other	(4,920)	(55)	158	2,640	(2,177)
Net tax effect of temporary differences	**(12,715)**	**(1,401)**	**396**	**6,544**	**(7,176)**
Less non-recognised deferred tax asset	(9,340)	-	300	2,142	(6,898)
Total net deferred tax (liability)/assets	**(22,055)**	**(1,401)**	**696**	**8,686**	**(14,074)**

Comparative information for the year 2004:

	31 December 2003	Addition through acquisition of subsidiaries	Disposal of subsidiaries	Exchange difference	Differences recognition and reversals	31 December 2004
Tax effects of deductible temporary differences:						
Provision for impairment of property, plant and equipment	10,057	2,950	(3,972)	464	665	10,164
Provision for impairment of receivables	2,624	731	(425)	130	(3,060)	-
Provision for impairment of investments	2,648	-	(1,789)	88	(162)	785
Accounts payable and accruals	2,021	2,898	(1,569)	87	176	3,613
Provision for inventory	11,107	1,246	(1,696)	567	(1,022)	10,202
Accounts receivable	5,947	1,018	(114)	355	110	7,316
Loss carry-forward	1,964	4,666	(1,964)	131	(1,195)	3,602
Other	2,997	-	(1,922)	82	(757)	400
Tax effects of taxable temporary differences:						
Hyperinflation and fair value adjustments on property, plant and equipment	(13,386)	(15,488)	10,014	(589)	580	(18,869)
Production overheads recognized for tax purposes	(14,372)	-	4,248	(305)	(119)	(10,548)
Accounts receivable recognized using percentage-of-completion method	(12,671)	-	6,529	(620)	(2,364)	(9,126)
Provision for impairment of receivables	-	-	-	(238)	(3,370)	(3,608)
Other	(3,785)	(1,669)	918	(296)	(1,814)	(6,646)
Net tax effect of temporary differences	**(4,849)**	**(3,648)**	**8,258**	**(144)**	**(12,332)**	**(12,715)**
Less non-recognised deferred tax asset	(6,330)	(6,139)	3,011	(572)	690	(9,340)
Total net deferred tax (liability)/assets	**(11,179)**	**(9,787)**	**11,269**	**(716)**	**(11,642)**	**(22,055)**

(in thousands of US dollars unless otherwise stated)

27. Income tax (continued)

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, the deferred tax asset of one company of the Group is not offsetable against deferred tax liability of another company. As at 31 December 2005, a deferred tax asset in the amount of US$ 6,898 (31 December 2004: US$ 9,340) has not been recognised as it is not probable that sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilised.

At 31 December 2005 the Group has not recognised a deferred tax liability in respect of US$ 18,961 (US$ 19,179 in 2004) of temporary differences associated with investments in subsidiaries as the Company is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future.

28. Provisions for liabilities and charges

Continuing operations	Provision for loss-making contracts	Provision for warranties	Provision for unused vacations	Provision for legal claims	Provision for spoilage	Other provisions	TOTAL
At 31 December 2004	**2,408**	**4,728**	**3,406**	**1,081**	**1,752**	**5,009**	**18,384**
Charge for year	1,600	1,476	1,153	357	212	765	5,563
Used during the year	(1,720)	(1,315)	(634)	(22)	-	(1,784)	(5,475)
Reversal of provision	(164)	(325)	-	(179)	(1,439)	(2,655)	(4,762)
Exchange differences	(113)	(176)	(41)	(83)	(80)	(287)	(780)
At 31 December 2005	**2,011**	**4,388**	**3,884**	**1,154**	**445**	**1,048**	**12,930**

Comparative information for the year 2004:

Continuing operations	Provision for loss-making contracts	Provision for warranty	Provision for unused vacations	Provision for legal claims	Provision for spoilage	Other provisions	TOTAL
At 31 December 2003	-	**636**	**3,040**	-	-	**2,116**	**5,792**
Additional reserve through Skoda acquisition	4,663	3,875	1,237	797	144	1,360	12,076
Charge for year	533	1,856	362	215	1,493	2,389	6,848
Used during the year	(3,377)	(571)	(1,719)	(215)	(94)	(1,073)	(7,049)
Reversal of provision	-	(1,544)	-	-	-	(110)	(1,654)
Disposal of non-core businesses	-	-	(210)	-	-	-	(210)
Exchange differences	589	476	696	284	209	327	2,581
At 31 December 2004	**2,408**	**4,728**	**3,406**	**1,081**	**1,752**	**5,009**	**18,384**

Provision for loss-making contracts

Provisions for expected losses on loss-making contracts are recognized when the expected revenues are lower than the expected costs to completion. It is expected that US$ 2,011 will be used during 2006.

Provision for warranties

The Group gives warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. A provision of US$ 4,388 (2004: US$ 4,728) has been recognised at the year-end for expected warranty claims based on past experience of the level of repairs and returns. It is expected that US$ 1,418 will be used during 2006, and US$ 2,970 during 2007.

(in thousands of US dollars unless otherwise stated)

28. Provisions for liabilities and charges (continued)

Provision for unused vacations

Provision for unused vacations is recognized based on an individual analysis of the unused vacation per individual employees. The amount of US$ 1,253 is expected to be used during 2006, US$ 2,631 is expected to be used during 2007-2008.

Provision for legal claims

The amounts shown comprise gross provisions in respect of certain legal claims brought against the Group by customers. The balance at 31 December 2005 of US$ 1,154 is expected to be utilised during 2006. In the opinion of the directors, after taking appropriate legal advice, the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at 31 December 2005.

Provision for spoilage

Provision for spoilage is recognized when there is a significant probability of spoilage in the production of a new product. It is expected that US$ 445 will be used during 2006.

All of these provisions are included in the balance sheet within other payables and accrued expenses (note 16).

29. Contingencies, commitments and operating risks

Capital commitments

As at December 31, 2005 the Group had contractual commitments for the purchase of property, plant and equipment from third parties for US$ 2,853 (December 31, 2004: US$ 2,354).

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at 31 December 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

In particular, management consider that there is a risk that the classification of certain revenue from a single contract as zero-rated for VAT purposes, may be challenged following recent changes in the Customs Code. In the event of such a challenge being successful, additional VAT would be payable. Management believes that the Group position can be sustained based on its understanding of nature of the contract and all relevant legislation, and therefore no provision has been made for any additional liability. The potential liability is estimated at US$ 8 million (2004: US$ 8 million). There are a number of additional, potentially material, possible risks where management believes that the likelihood of economic outflow is less than probable.

Insurance policies

The Group insures all significant property and work-in-progress and shipments in relation to significant contracts. As at 31 December 2005, most of the Group's property is insured.

(in thousands of US dollars unless otherwise stated)

29. Contingencies, commitments and operating risks (continued)

Environmental matters

The enforcement of environmental regulation in Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Group periodically evaluates its obligations under environmental regulations. As obligations are determined, they are recognised immediately. Potential liabilities, which might arise as a result of changes in existing regulations, civil litigation or legislation, cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage.

Legal proceedings

During the year, the Group was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group, and which have not been accrued or disclosed in these consolidated financial statements.

Guarantees

The Group has guaranteed US dollar denominated loans issued, the total amount of guarantees is US$ 286 (in 2004 – US$ 6,808)

The Group has guarantees provided in favour of the Group in amount of US$ 17,094 (in 2004 - US$ 147,891).

The Group borrowings and fulfilment of contract obligations were secured by third party guarantees in amount of US$ 66,699 (in 2004 - US$ 38,929)

Operating environment of the Company

Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

30. Earnings per share

Earnings per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary shares in issue during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (note 20).

Basic earnings per share

	Continuing operations		Discontinued operations	Entity
	2005	2004	2004	2004
Weighted average number of ordinary shares outstanding (thousands)	35,480	35,426	35,426	35,426
Adjusted for weighted average number of treasury shares (thousands)	(4,551)	(3,446)	(3,446)	(3,446)
Weighted average number of ordinary shares in issue (thousands)	30,929	31,980	31,980	31,980
Profit for the year attributable to the Company's equity holders	**2,383**	**59,116**	**4,398**	**63,514**
Basic earnings per share	**0.08**	**1.85**	**0.14**	**1.99**

(in thousands of US dollars unless otherwise stated)

30. Earnings per share (continued)

Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During 2004 the Company's only dilutive potential ordinary shares were share options. In 2004 the share option program was terminated.

	Continuing operations		Discontinued operations	Entity
	2005	2004	2004	2004
Weighted average number of ordinary shares in issue (thousands)	30,929	31,980	31,980	31,980
Weighted average number of dilutive preferred shares (thousands)	-	544	544	544
Weighted average number of ordinary shares for diluted earnings per share (thousands)	30,929	32,524	32,524	32,524
Profit for the year attributable to the Company's equity holders	**2,383**	**59,116**	**4,398**	**63,514**
Diluted earnings per share	**0.08**	**1.82**	**0.13**	**1.95**

31. Principal subsidiaries

The principal subsidiaries consolidated within the Group and the share in subsidiaries held by the Group are as follows:

Entity	Country of Incorporation	Activity	2005 % of share capital	2004 % of share capital
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Russia	Production of equipment for nuclear power plants and mining equipment	80.1	80.1
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Russia	Production of drilling, mining and metallurgical equipment	74.2	74.2
OOO OMZ SpecStal ("SpecStal")	Russia	Production of specialty steels	100	100
OOO OMZ Gornoe oborudovanie i tehnologii («GoiT»)	Russia	Engineering and sales of mining equipment	100	100
ZAO Komplekt Atom Izhora	Russia	Engineering and installation of nuclear power plant equipment	100	100
OOO OMZ Sibir	Russia	Sales of mining equipment	100	100
OOO OMZ	Russia	Corporate services	100	100
ŠKODA JS a.s.	Czech Republic	Production of equipment for nuclear power plants	100	-
ŠKODA Hute	Czech Republic	Production of specialty steels	100	-
ŠKODA Kovarny	Czech Republic	Production of specialty steels	100	-
OOO OMZ-Kran	Russia	Engineering and sales of handling equipment	100	100
OOO Kartex	Russia	Production of mining equipment	100	-

32. Financial risk management

Credit risk

Financial assets, which potentially subject the Group's entities to credit risk, consist principally of accounts receivable. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Group has no significant concentrations of credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision already recorded.

Foreign exchange risk

The Group exports production to foreign countries and attracts substantial amount of foreign currency denominated long-term borrowings and is thus exposed to foreign exchange risk. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations, except for the ŠKODA companies. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings. ŠKODA companies apply the hedging of future cash flows, using financial derivative contracts.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long-term borrowings are fixed, these are disclosed in note 17. The Group has no significant interest-bearing assets.

33. Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price.

The estimated fair values of financial instruments have been determined by the Group using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to determine the estimated fair value. The Russian Federation continues to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

Financial instruments carried at fair value. Trading and available-for-sale investments and financial derivatives, including those classified as non-current assets held for sale (or disposal groups) are carried on the consolidated balance sheet at their fair value. Cash and cash equivalents are carried at amortised cost, which approximates current fair value.

Fair values were determined based on quoted market prices except for certain investment securities available for sale for which there were no available external independent market price quotations. These securities have been fair valued by the Group on the basis of results of recent sales of equity interests in the investees between unrelated third parties, consideration of other relevant information such as discounted cash flows and financial data of the investees and application of other valuation methodologies. Valuation techniques required certain assumptions that were not supported by observable market data. Changing any such used assumptions to a reasonably possible alternative would not result in a significantly different profit, income, total assets or total liabilities. Total net fair value gain estimated using valuation techniques that was recognised in profit or loss amounts to US$ 230 (2004: loss US$ 57).

Financial assets carried at amortised cost. The fair value of floating rate instruments is normally their carrying amount. The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on credit risk of the counterparty. Carrying amounts of trade receivables approximate fair values.

33. Fair value of financial instruments (continued)

Liabilities carried at amortised cost. The fair value is based on quoted market prices, if available. The estimated fair value of fixed interest rate instruments with stated maturity, for which a quoted market price is not available, was estimated based on expected cash flows discounted at current interest rates for new instruments with similar credit risk and remaining maturity. The fair value of liabilities repayable on demand or after a notice period ("demandable liabilities") is estimated as the amount payable on demand, discounted from the first date that the amount could be required to be paid.

Derivative financial instruments. All derivative financial instruments are carried at fair value as assets when the fair value is positive and as liabilities when the fair value is negative.